

January 31, 2023

Jordan Neeser
Chief Financial Officer
Ivanhoe Electric Inc.
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada

      Re: Ivanhoe Electric Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed January 19, 2023
          File No. 333-269029

Dear Jordan Neeser:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 19, 2023

Principal and Selling Stockholders, page 159

1.   We note your response to prior comment 1, and reissue such comment. In that regard, we note your response that all shares covered by the registration statement are currently outstanding, but also note that your response regarding the shares underlying the I-Pulse Notes suggests that such shares are not currently issued and outstanding. It also does not appear that you have provided the requested clarifying disclosure in the prospectus. With respect to the 29,350,116 shares to be resold under the registration statement, please revise your prospectus to clearly state the number of such shares that are currently issued and outstanding, and the number of such shares underlying outstanding convertible securities.

With respect to such shares underlying outstanding convertible securities, please also clearly identify such convertible securities and the dates they were issued.

Exhibits

2.   We note that you have increased the number of shares to be covered by this registration statement. Please obtain and file a revised legality opinion that addresses the legality of all securities being registered. Refer to Item 601(b)(5) of Regulation S-K.

 Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Danielle Carbone